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Exhibit (e)(4)

Dainippon Sumitomo Pharma Co., Ltd.
2-6-8 Doshomachi, Chuo-ku
Osaka, Japan 541-0045

August 17, 2009

STRICTLY CONFIDENTIAL

Sepracor Inc.
84 Waterford Drive
Marlborough, Massachusetts 01752
Attention: Adrian Adams, Chief Executive Officer

Ladies and Gentlemen:

        In order to induce Dainippon Sumitomo Pharma Co., Ltd., a company formed under the laws of Japan ("DSP"), to dedicate significant resources and continue discussions with Sepracor Inc. (together with its subsidiaries, "Sepracor") concerning a potential acquisition of Sepracor by DSP (the "Potential Transaction"), Sepracor hereby agrees, subject to the terms of the last sentence of this paragraph, that from the date of this letter agreement until the earliest of (a) 11:59 p.m. (Eastern Time) on September 8, 2009; (b) the date that a definitive agreement regarding the Potential Transaction is fully executed and becomes effective; or (c) the date on which DSP determines that it does not wish to pursue the Potential Transaction or determines to reduce the price per share of Sepracor common stock proposed to be paid by DSP on the date of this letter agreement in connection with the Potential Transaction, in which case DSP shall promptly (in any event within 24 hours of any such determination) deliver notice in writing to Sepracor of such determination (such earliest date is referred to herein as the "Expiration Date"), Sepracor shall not, and shall direct its directors, officers, investment bankers, financial advisors, attorneys, accountants, agents, controlled affiliates, other representatives and any employees or managers who know about or become aware of the Potential Transaction on or prior to the Expiration Date (collectively, "Representatives") to not, directly or indirectly: (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any offer or proposal (formal or informal, oral, written or otherwise) to acquire all or any part of Sepracor (including, without limitation, any intellectual property rights of Sepracor) other than with respect to any immaterial dispositions or transfers in the ordinary course of business consistent with past practice, whether by merger, tender offer, exchange offer, recapitalization, dissolution, purchase of assets, exclusive license, joint venture formation, purchase of stock, business combination or otherwise (a "Competing Proposal"); (ii) enter into any agreement, agreement-in-principle or letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other instrument relating to a Competing Proposal; (iii) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information for the purpose of knowingly encouraging or knowingly facilitating, any Competing Proposal; (iv) take any other action that is knowingly designed to, or that would reasonably be expected to result in or facilitate, the making or receipt of any Competing Proposal or the consummation thereof; or (v) authorize, direct or knowingly permit any of Sepracor's Representatives to take any such action, in each case, other than with DSP and its Representatives in connection with the Potential Transaction. In addition, Sepracor hereby agrees that it shall, and shall cause its Representatives to, promptly terminate any of the actions described above relating to any party other than DSP that are in progress as of the date of this letter agreement. Notwithstanding anything to the contrary herein but subject to the obligations of Sepracor in the immediately following paragraph, nothing in this letter agreement shall prohibit the Sepracor Board of Directors (or any committee thereof) or any Representatives of Sepracor from taking any action if the Sepracor Board of Directors determines in good faith (after consultation with Sepracor's outside counsel) that failure to do so would be inconsistent with its fiduciary duties; provided that Sepracor shall provide prior notice to DSP at least 24 hours prior to taking any such action; and provided, further, that such prior notice shall be given directly by a senior member (who is working on "Project Sunrise") of Sepracor's financial advisor, JP Morgan Chase, to a senior member (who is working on "Project Sunrise") of Nomura Securities or Thomas Weisel Partners, DSP's financial advisors.

        Sepracor shall promptly (and in any event within 24 hours) provide oral and written notice to DSP of (i) the receipt during the Exclusivity Period of any Competing Proposal or any inquiry which would reasonably be expected to lead to any Competing Proposal and (ii) the material terms and conditions of such Competing Proposal or inquiry.

        Until the Expiration Date, the parties shall not make any public announcement or disclosure concerning the terms or existence of this letter agreement, their discussions or any other documents or communications concerning the Potential Transaction unless advised by counsel that such disclosure is required by law, regulation or stock exchange rule (in which case the party so advised shall notify the other party as promptly as practicable in advance of such announcement). Except as permitted by the preceding sentence, under no circumstances shall either party or any of their respective Representatives discuss the terms or existence of this letter agreement, or that the parties are holding discussions with each other, with any third party, except (i) both parties may have such discussions with their respective Representatives who have a need to know such information solely for the purpose of evaluating and/or negotiating the Potential Transaction and (ii) Sepracor shall be permitted to have such discussions with Bial-Portela & Ca, S.A. after advising DSP that it intends to enter into such discussions.

        Each party understands and agrees that no contract or agreement providing for any Potential Transaction shall be deemed to exist between the parties unless and until a final definitive agreement has been executed and delivered. Each party also agrees that unless and until a final definitive agreement regarding a Potential Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to such a Potential Transaction by virtue of this letter agreement except for the matters specifically agreed to herein and in the letter agreement dated June 13, 2009 between the parties.

        It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by a party or any of its Representatives and that a party shall be entitled to seek equitable relief, including injunctive relief to prevent breaches of the provisions of this letter agreement by the other party, without the necessity of proving actual damages or posting a bond, and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available by law or equity.

        This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. This letter agreement and the June 13th letter agreement set forth the entire agreement among the parties pertaining to the subject matter hereof, and nothing herein shall amend or change the terms set forth in the June 13th letter agreement. This letter agreement may not be amended without the prior written consent of each party. No modification, waiver, termination, rescission, discharge or cancellation of this letter agreement shall affect the right of any party thereafter to enforce any other provision or to exercise any right or remedy in the event of any other default, whether or not similar. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware. Any legal action, suit or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby may only be instituted in any state or federal court in the State of Delaware, and each party waives any objection which such party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the exclusive jurisdiction of any such court in any such action, suit or proceeding.

[Signature page follows]

        Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and DSP.

Very truly yours,
Dainippon Sumitomo Pharma Co., Ltd.
By:	/s/ YUTAKA TAKEUCHI Name: Yutaka Takeuchi Title: Executive Director

Accepted and agreed as of
the date first written above,

Sepracor Inc.

By:	/s/ ADRIAN ADAMS Name: Adrian Adams Title: President and CEO

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Dainippon Sumitomo Pharma Co., Ltd. 2-6-8 Doshomachi, Chuo-ku Osaka, Japan 541-0045